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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the period of February 2006

Commission File Number: 0-51212

----------------------------------------------------

(Translation of registrant's name into English)

Suite 1102, 475 Howe Street, Vancouver, B.C. V6C 2B3

-------------------------------------------------------------------------------------------------

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1	News Release dated February 21, 2006

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2006	Jet Gold Corp. Signed: /s/ Robert L. Card ----------------------------------- Name: Robert L. Card, Title: President

Suite 1102 - 475 Howe Street
Vancouver, BC   V6C 2B3
Telephone (604) 687-7828
Facsimile (604) 687-7848
jetgoldcorp@shaw.ca
www.jetgoldcorp.com

NEWS

FOR IMMEDIATE RELEASE

TIE-IN COMPLETE AT STEWART #1 - GAS PRODUCTION AND SALES COMMENCED

VANCOUVER, CANADA - February 21, 2006 - Robert L. Card, President, JET GOLD CORP. (TSXv:JAU), reports that the Stewart #1 well in Goliad County, Texas is now online.  The well commenced production on February 8, 2006 at an initial flow rate of approximately 500 MCFPD.  This flow rate will be adjusted after a steady state flow is obtained at an optimal rate.

Based upon flow tests conducted in December 2005, anticipated initial production rates are between 1 million and 1.5 million cubic feet per day.  Down hole log analysis indicates the well has similar characteristics as the Swickhiemer #2 well located ¾ mile to the southeast.  This well produced 1.9 BCF with initial production of greater than 2MMCFPD.

The 544 acre Stewart East Property is located in Goliad County, Texas within the Jobar field.  There are 9 wells in the field which have produced to date a cumulative 5.894 Bcf (billion cubic feet) of gas, an average of 655Mmcf (million cubic feet) per well. The field appears to be a series of isolated bar deposits trending in a north east /south west direction. The field was discovered using 2D seismic amplitude analysis. The well tested an amplitude anomaly based on the Operator’s 3D seismic program conducted over the property.  The Stewart #2 well is being planned for the spring of 2006.

The Company holds a 2.5% working interest in the Stewart prospect comprised of the Stewart East and the Stewart West properties covering approximately 544 contiguous acres. The property has the capacity to host up to seven wells including several wells to test and develop the prolific Wilcox formation where recent wells have been completed having initial production rates ranging from 5 million to 17 million cubic feet per day.

On behalf of the board of directors,

Jet Gold Corp.

“Robert L. Card”

Robert L. Card

President

Investor Contact:

A. Salman Jamal

Syndicated Capital Corp.

604-694-1994

Asj@syndicatedcc.co

www.syndicatedcc.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release